PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 24, 1997)

                                     [LOGO]
                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-37231
                                  $250,000,000

                          FLEET FINANCIAL GROUP, INC.

                       6 3/8% SUBORDINATED NOTES DUE 2008
                                 --------------

                      Interest Payable May 15 and November 15
                              -------------------

    The Subordinated Notes may not be redeemed prior to maturity and are not subject to any sinking fund.

    The Subordinated Notes are unsecured and subordinated as set forth in the accompanying Prospectus under "Subordinated Debt Securities--Subordination". As of March 31, 1998, the principal amount of Senior Indebtedness of Fleet and Fleet's obligations under Other Financial Obligations (each as defined in the accompanying Prospectus) aggregated approximately $1.7 billion (holding company only). Payment of principal of the Subordinated Notes may be accelerated only in the case of the bankruptcy, insolvency or reorganization of Fleet. There is no right of acceleration in the case of a default in the payment of interest on the Subordinated Notes or in the performance of any other covenant of Fleet. See "Subordinated Debt Securities" in the accompanying Prospectus.

    The Subordinated Notes will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company (the "Depository"). Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided herein, Subordinated Notes in definitive form will not be issued. Settlement for the Subordinated Notes will be made in immediately available funds. The Subordinated Notes will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Subordinated Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by Fleet in immediately available funds. See "Description of Subordinated Notes--Same-Day Settlement and Payment".
                            ------------------------

THE SUBORDINATED NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF FLEET AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                PRICE TO          UNDERWRITING        PROCEEDS TO
                                                               PUBLIC(1)            DISCOUNT          FLEET(1)(2)
Per Subordinated Note....................................  99.777%             .340%               99.437%
Total....................................................  $249,442,500        $850,000            $248,592,500

(1) Plus accrued interest, if any, from May 26, 1998 to date of delivery.
(2) Before deduction of expenses payable by Fleet estimated at $175,000.
                            ------------------------

    The Subordinated Notes offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. The Underwriters reserve the right to withdraw, cancel or modify such offers and to reject orders in whole or in part. It is expected that the delivery of the Subordinated Notes will be made in book-entry form through the facilities of the Depository on or about May 26, 1998.
                            ------------------------

LEHMAN BROTHERS

                ABN AMRO INCORPORATED

                                CHASE SECURITIES INC.

                                                          NATIONSBANC MONTGOMERY
                                                          SECURITIES LLC
May 20, 1998

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MADE HEREBY MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SUBORDINATED NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE SUBORDINATED NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    THIS SECTION REPLACES THE SECTION ENTITLED "AVAILABLE INFORMATION" IN THE ACCOMPANYING PROSPECTUS.

    Fleet is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Fleet can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Suite 1300, Seven World Trade Center, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or by accessing the Commission's World Wide Web site at http://www.sec.gov. The common stock, $.01 par value, of Fleet (the "Common Stock") is listed on the New York Stock Exchange. Reports, proxy material and other information concerning Fleet also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This Prospectus Supplement and the accompanying Prospectus do not contain all the information set forth in the Registration Statement and Exhibits thereto which Fleet has filed with the Commission under the Securities Act of 1933, as amended (the "Act"), which may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees, and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    THIS SECTION REPLACES THE SECTION ENTITLED "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" IN THE ACCOMPANYING PROSPECTUS.

    The following documents filed with the Commission by Fleet are incorporated in this Prospectus Supplement by reference:

        1. Annual Report on Form 10-K for the year ended December 31, 1997.

        2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

        3.Current Reports on Form 8-K dated January 15, 1998, January 15, 1998,
          January 26, 1998, February 2, 1997, March 4, 1998, March 6, 1998,
          March 30, 1998, April 15, 1998, April 28, 1998 and May 5, 1998.

    Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

    All documents filed with the Commission by Fleet pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Subordinated Notes offered hereby are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus Supplement and accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and accompanying Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and accompanying Prospectus.

    ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS MAY OBTAIN, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE MAILED TO INVESTOR RELATIONS DEPARTMENT, FLEET FINANCIAL GROUP, INC., ONE FEDERAL STREET, BOSTON, MASSACHUSETTS 02110. TELEPHONE REQUESTS MAY BE DIRECTED TO (617) 346-4000.

                          FLEET FINANCIAL GROUP, INC.

    THIS SECTION REPLACES THE SECTION ENTITLED "FLEET FINANCIAL GROUP, INC. -- GENERAL" IN THE ACCOMPANYING PROSPECTUS.

    Fleet is a diversified financial services company organized under the laws of the State of Rhode Island. At March 31, 1998, Fleet was among the eleven largest bank holding companies in the United States, with total assets of $97.7 billion, total deposits of $68.2 billion and stockholders' equity of $8.6 billion.

    Fleet is engaged in a general consumer and commercial banking and investment management business throughout the states of Connecticut, Massachusetts, New Jersey, New York, Rhode Island, Maine, New Hampshire and Florida through its banking subsidiaries, and also provides, through its other subsidiaries, a variety of financial services, including mortgage banking, asset-based lending, consumer finance, real estate financing, securities brokerage services, capital markets services and investment banking, investment advice and management, data processing and student loan servicing.

    The principal office of Fleet is located at One Federal Street, Boston, Massachusetts 02110, telephone number (617) 346-4000.

    THIS SECTION REPLACES THE SECTION ENTITLED "FLEET FINANCIAL GROUP, INC.--REGULATORY MATTERS--GENERAL" IN THE ACCOMPANYING PROSPECTUS.

REGULATORY MATTERS

    GENERAL. Fleet is a legal entity separate and distinct from its subsidiaries. The ability of holders of debt and equity securities of Fleet, including the holders of the Subordinated Notes offered hereby, to benefit from the distribution of assets of any subsidiary upon the liquidation or reorganization of such subsidiary is subordinate to prior claims of creditors of the subsidiary (including depositors in the case of banking subsidiaries) except to the extent that a claim of Fleet as a creditor may be recognized.

    There are various statutory and regulatory limitations on the extent to which banking subsidiaries of Fleet can finance or otherwise transfer funds to Fleet or its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any subsidiary bank to Fleet or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to Fleet and all such nonbanking subsidiaries, to an aggregate of 20% of each such bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

    In addition, there are regulatory limitations on the payment of dividends directly or indirectly to Fleet from its banking subsidiaries. Under applicable banking statutes, at March 31, 1998, Fleet's banking subsidiaries could have declared additional dividends of approximately $566 million. Federal and state regulatory agencies also have the authority to limit further Fleet's banking subsidiaries' payment of dividends based on other factors, such as the maintenance of adequate capital for such subsidiary bank.

    Under the policy of the Board of Govenors of the Federal Reserve Systems (the "Federal Reserve Board"), Fleet is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support such subsidiary bank in circumstances where it might not do so absent such policy. In addition, any subordinated loans by Fleet to any of the subsidiary banks would also be subordinate in right of payment to deposits and obligations to general creditors of such subsidiary bank. Further, the Crime Control Act of 1990 amended the federal bankruptcy laws to provide that in the event of the bankruptcy of Fleet, any commitment by Fleet to its regulators to maintain the capital of a banking subsidiary would be assumed by the bankruptcy trustee and entitled to a priority of payment.

                              RECENT TRANSACTIONS

    Consistent with Fleet's strategy to combine the strengths of a leading regional bank with the national distribution capabilities of a diversified financial services company, Fleet has made three acquisitions which will expand its investment advisory, discount brokerage and credit card business lines, as well as expand the number and geographic diversity of its customer base. As a result of these acquisitions, Fleet expects to double the number of customers served to approximately 13 million and revenue from outside New England is expected to increase to over 50% of Fleet's total revenue.

COLUMBIA MANAGEMENT COMPANY

    On December 10, 1997, Fleet consummated its acquisition of Columbia Management Company ("Columbia"), a Portland, Oregon-based asset manager. The premium paid for the purchase of Columbia was $466 million. The agreement stipulates potential earnout and management retention incentives to be paid over six years. The acquisition of Columbia increases Fleet's investment advisory assets under management by approximately 40% and broadens its institutional product and mutual fund offerings and both retail and institutional national client base. Columbia will be managed as an independent business unit of Fleet, with senior members of Columbia's management committed to remain with Fleet. Fleet accounted for this acquisition under the purchase method of accounting.

THE QUICK & REILLY GROUP, INC.

    On February 1, 1998, Fleet consummated its acquisition of The Quick & Reilly Group, Inc. ("Quick & Reilly") at an exchange ratio of 0.578 shares of Fleet Common Stock for each share of Quick & Reilly common stock. Approximately 22 million shares of Fleet Common Stock were issued in the merger. The acquisition was accounted for as a pooling of interests.

    The Quick & Reilly transaction will give Fleet the opportunity to significantly expand its distribution channels for its consumer banking, investment management services, discount brokerage services and sales of its mutual fund and annuity products. The transaction will also allow Fleet to expand its retail customer base and provide its existing customers with additional investment and securities products. Quick & Reilly will be operated as an independent operation within Fleet's investment management services division. As part of the transaction, the top six members of Quick & Reilly's management have entered into five-year employment agreements to continue with Fleet following the closing. The agreement also provides for management retention and performance-based incentives to be paid to Quick & Reilly's senior managers over three years.

ADVANTA CORPORATION

    On Februry 20, 1998, Fleet acquired the consumer credit card operations of Advanta Corporation ("Advanta"), recording goodwill of approximately $500 million and purchased credit card intangibles of approximately $150 million, with an aggregate potential earnout of $100 million to be paid over five years. The transaction was accounted for under the purchase method of accounting. Advanta's credit card operations added approximately $11.5 billion in managed credit card receivables. Following consummation of this transaction and the combination of Fleet's credit card operations with those of Advanta's, Fleet believes that it will be among the top ten issuers of credit cards in the United States, with approximately $14 billion in managed receivables and over 8 million customers.

    The acquisition of Advanta's consumer credit card operations allows Fleet to compete on a larger scale in a competitive environment of credit card business consolidations in order to retain and grow Fleet's customer base. Fleet believes that this acquisition will enhance Fleet's credit card operations by providing the opportunity to combine Fleet's risk management practices with Advanta's state of the art database technology, direct marketing and product testing capabilities in the credit card business.

                             FIRST QUARTER RESULTS

    Fleet reported operating earnings of $367 million, or $1.21 per diluted share, for the first quarter of 1998, a 10% increase compared with $334 million, or $1.10 per diluted share, earned in the first quarter of 1997. Return on assets and return on common equity for the first quarter of 1998 were 1.62% and 18.27%, respectively.

    During the quarter, Fleet completed the acquisitions of Quick & Reilly and the consumer credit card operations of Advanta. Financial data for all prior periods has been restated to reflect the pooling of Fleet and Quick & Reilly. Financial results of Advanta, accounted for as a purchase, are included subsequent to the closing date of February 20, 1998. Net income for the first quarter of 1998, including the impact of merger-related charges relating to these acquisitions, was $323 million, or $1.06 per diluted share.

    Asset quality continued to improve in all aspects of Fleet's loan portfolio as nonperforming assets decreased nearly 50% in the past year to $373 million at the end of the first quarter. Net charge-offs and the provision for credit losses were both $92 million in the first quarter. The reserve for loan losses was $1.55 billion at March 31, 1998 and represented 2.39% of total loans and 441% of nonperforming loans.

    Net interest income totaled $938 million during the first quarter of 1998, an increase of $20 million from the first quarter of 1997. The increase is principally attributable to strong growth in Fleet's earning assets and increased loan fees. Fleet reported a net interest margin of 4.75% which reflected the impact of lower-yielding assets acquired with both Advanta and Quick & Reilly.

    Noninterest income in the first quarter totaled $695 million, an increase of $82 million, or 13%, from the same period in 1997. Investment services revenue has increased 18% to $201 million in the first quarter driven by a strong equity market, a $33 billion growth in assets under management, partially attributable to the acquisition of Columbia late in 1997, and increased sales of mutual fund and annuity products. Capital markets revenue, excluding securities gains, climbed 50% to $87 million in comparison to the first quarter of 1997 as market-making revenue derived from Fleet's discount brokerage firm has nearly doubled, while venture capital revenue increased 67% to $30 million. Credit card revenue increased $42 million over the prior year's first quarter which is attributable to the Advanta acquisition.

    As a result of the sharply decreasing interest-rate environment, Fleet's mortgage banking business experienced a strong acceleration in mortgage prepayments this quarter. To recognize this, Fleet established a $75 million charge against the value of the investment in this business. Because of the anticipated volatility of this asset, Fleet protects itself against a decrease to net income through various hedging strategies. As a result of these strategies, Fleet was able to fully offset the impact of this charge through the recognition of $50 million in gains from the securities portfolio, which had a substantial increase in value in this interest rate environment, and $25 million of gains from the sales of mortgage servicing.

    Noninterest expense in the first quarter of 1998, excluding merger-related charges, totaled $924 million, an increase of only $20 million, or 2.2%, from the first quarter of 1997, despite the additions of Advanta and Columbia. Notable declines were realized in several categories, including employee compensation and occupancy expenses as Fleet continues to tightly manage its expense levels.

    Total assets at March 31, 1998 were $97.7 billion, including total loans of $65.0 billion, compared with $91.0 billion of total assets and $62.6 billion of loans at December 31, 1997. Stockholders' equity amounted to $8.6 billion at March 31, 1998.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

    THIS SECTION REPLACES THE SECTION ENTITLED "CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES" IN THE ACCOMPANYING PROSPECTUS.

    Fleet's consolidated ratios of earnings to fixed charges were as follows for the years and periods indicated:

                                     THREE
                                     MONTHS
                                     ENDED
                                   MARCH 31,            YEAR ENDED DECEMBER 31,
                                  ------------    ------------------------------------
                                  1998    1997    1997    1996    1995    1994    1993
                                  ----    ----    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed
 Charges:
    Excluding Interest on
    Deposits..................    3.23x   4.10x   3.90x   3.38x   1.79x   2.30x   2.39x
    Including Interest on
    Deposits..................    1.79    1.93    1.94    1.79    1.36    1.64    1.58

------------------------

    For purposes of computing the consolidated ratios, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on short-term debt and long-term debt (including interest related to capitalized leases and capitalized interest) and one-third of rent expense, which approximates the interest component of such expense. In addition, where indicated, fixed charges include interest on deposits.

                                USE OF PROCEEDS

    THIS SECTION REPLACES THE SECTION ENTITLED "USE OF PROCEEDS" IN THE ACCOMPANYING PROSPECTUS.

    The net proceeds from the sale of the Subordinated Notes are estimated to be approximately $248.4 million, after deduction of the underwriting discount and estimated offering expenses. Fleet intends to use the net proceeds for general corporate purposes, principally to extend credit to, or fund investments in, its subsidiaries. The precise amounts and timing of extensions of credit to, and investments in, such subsidiaries will depend upon the subsidiaries' funding requirements and the availability of other funds. Pending such applications, the net proceeds may be temporarily invested in marketable securities or applied to the reduction of Fleet's short-term indebtedness. Based upon the historic and anticipated future growth of Fleet and the financial needs of its subsidiaries, Fleet may engage in additional financing of a character and amount to be determined as the need arises.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                          FLEET FINANCIAL GROUP, INC.

The following unaudited consolidated summary sets forth selected financial data for Fleet and its subsidiaries for the three months ended March 31, 1998 and 1997 and for each of the years in the five-year period ending December 31, 1997. The following summary should be read in conjunction with the financial information incorporated herein by reference to other documents. See "Incorporation of Certain Documents by Reference." The summary for the three months ended March 31, 1998 and 1997 is based on unaudited financial statements which include all adjustments that, in the opinion of management of Fleet, are necessary for a fair presentation of the results of the respective interim periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results expected for 1998 or any other interim period. All data has been restated to reflect the Quick & Reilly acquisition, accounted for as a pooling of interests. Certain amounts in prior periods have been reclassified to conform to current-year presentation.

                                  THREE MONTHS ENDED
                                       MARCH 31,                                     YEAR ENDED DECEMBER 31,
                         -------------------------------------     -----------------------------------------------------------
                               1998                 1997                 1997                 1996                 1995
                         ----------------     ----------------     ----------------     ----------------     -----------------
                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED SUMMARY
OF OPERATIONS:
  Interest income
    (fully taxable
    equivalent)......    $      1,603         $          1,499     $          6,130     $          6,064     $       6,257
  Interest expense...             665                      581                2,391                2,566             3,139
  Net interest income
    (fully taxable
    equivalent)......             938                      918                3,739                3,498             3,118
  Provision for
    credit losses....              92                       65                  322                  213               101
  Net interest income
    after provision
    for credit
    losses...........             846                      853                3,417                3,285             3,017
  Noninterest
    income...........             695                      613                2,631                2,333             1,939
  Noninterest
    expense..........             997                      904                3,715                3,512             3,755
  Net income.........             323(e)                   334                1,367                1,221               679(a)

EARNINGS PER COMMON
SHARE:
  Basic..............    $       1.09(e)      $           1.13     $           4.73     $           4.04     $        1.83(a)
  Diluted............            1.06(e)                  1.10                 4.59                 3.96              1.70(a)
  Weighted average
    basic shares
    outstanding......     283,889,064              280,835,256          275,978,241          284,448,131       265,459,028
  Weighted average
    diluted shares
    outstanding......     293,591,781              288,513,429          284,302,405          290,012,987       285,995,539
  Book value per
    common share.....    $      27.91         $          23.74     $          27.36     $          24.08     $       22.03
  Cash dividends
    declared per
    common share.....            0.49                     0.45                 1.84                 1.74              1.63
  Common dividend
    payout ratios....           44.69%                   36.28%               36.32%               40.73%            79.38%

RATIO OF EARNINGS TO
FIXED CHARGES:
  Excluding interest
    on deposits......            3.23x                    4.10x                3.90x                3.38x             1.79x
  Including interest
    on deposits......            1.79                     1.93                 1.94                 1.79              1.36

RATIO OF EARNINGS TO
FIXED CHARGES AND
DIVIDENDS ON
PREFERRED STOCK:
  Excluding interest
    on deposits......            3.05                     3.68                 3.57                 3.10              1.76
  Including interest
    on deposits......            1.77                     1.89                 1.90                 1.76              1.36

CONSOLIDATED BALANCE
SHEET--
    AVERAGE BALANCES:
  Total assets.......    $     91,834         $         87,018     $         86,660     $         86,738     $      86,241
  Securities held to
    maturity(c)......           1,239                    1,159                1,167                1,045             7,736
  Securities
    available for
    sale(c)..........           8,812                    7,421                7,507               10,287            12,779
  Loans, net of
    unearned
    income...........          62,603                   59,687               60,076               57,046            52,164
  Due from
   brokers/dealers...           3,749                    2,618                2,884                2,179             1,927
  Interest-bearing
    deposits.........          48,596                   48,495               47,514               47,334            43,120
  Short-term
    borrowings.......           6,914                    4,175                5,266                6,351            14,807
  Due to
   brokers/dealers...           4,564                    3,080                3,463                2,645             2,341
  Long-term
    debt/subordinated
    notes
    and debentures...           4,853                    5,003                4,608                5,486             6,581
  Stockholders'
    equity...........           8,562                    7,605                7,589                7,369             6,863


                             1994                   1993
                       ----------------       ----------------

CONSOLIDATED SUMMARY
OF OPERATIONS:
  Interest income
    (fully taxable
    equivalent)......  $          5,389       $      5,154
  Interest expense...             2,245              1,956
  Net interest income
    (fully taxable
    equivalent)......             3,144              3,198
  Provision for
    credit losses....                65                327
  Net interest income
    after provision
    for credit
    losses...........             3,079              2,871
  Noninterest
    income...........             1,654              1,833
  Noninterest
    expense..........             3,221              3,479
  Net income.........               890                859(b)
EARNINGS PER COMMON
SHARE:
  Basic..............  $           3.25       $       3.18(b)
  Diluted............              3.00               2.95(b)
  Weighted average
    basic shares
    outstanding......       264,692,874        258,040,862
  Weighted average
    diluted shares
    outstanding......       285,973,026        278,419,490
  Book value per
    common share.....  $          19.87       $      20.74
  Cash dividends
    declared per
    common share.....              1.40               1.03
  Common dividend
    payout ratios....             35.86%             23.97%
RATIO OF EARNINGS TO
FIXED CHARGES:
  Excluding interest
    on deposits......              2.30x              2.39x
  Including interest
    on deposits......              1.64               1.58
RATIO OF EARNINGS TO
FIXED CHARGES AND
DIVIDENDS ON
PREFERRED STOCK:
  Excluding interest
    on deposits......              2.24               2.31
  Including interest
    on deposits......              1.62               1.57
CONSOLIDATED BALANCE
SHEET--
    AVERAGE BALANCES:
  Total assets.......  $         82,143       $     77,763
  Securities held to
    maturity(c)......             8,787              7,735
  Securities
    available for
    sale(c)..........            16,923             14,140
  Loans, net of
    unearned
    income...........            44,754             43,917
  Due from
   brokers/dealers...             1,606              1,611
  Interest-bearing
    deposits.........            40,113             39,766
  Short-term
    borrowings.......            15,807             13,268
  Due to
   brokers/dealers...             1,821              1,759
  Long-term
    debt/subordinated
    notes
    and debentures...             5,383              5,039
  Stockholders'
    equity...........             6,019              5,516

                                  THREE MONTHS ENDED
                                       MARCH 31,                                     YEAR ENDED DECEMBER 31,
                         -------------------------------------     -----------------------------------------------------------
                               1998                 1997                 1997                 1996                 1995
                         ----------------     ----------------     ----------------     ----------------     -----------------
                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED RATIOS:
  Net interest margin
    (fully taxable
    equivalent)......            4.75%                    4.99%                5.01%                4.68%             4.03%
  Return on average
    assets...........            1.43(e)                  1.56                 1.58                 1.40              0.79(a)
  Return on average
    common
    stockholders'
    equity...........           16.00(e)                 19.17                19.30                17.68              9.93(a)
  Average
    stockholders'
    equity to average
    assets...........            9.32                     8.74                 8.76                 8.50              7.96
  Tier 1 risk-based
    capital ratio....            6.39                     7.58                 7.26                 7.70              7.60
  Total risk-based
    capital ratio....           10.37                    11.17                10.71                11.27             11.16
  Period-end reserve
    for credit losses
    to period-end
    loans net of
    unearned income..            2.39                     2.43                 2.29                 2.49              2.51
  Net charge-offs to
    average loans,
    net of unearned
    income...........            0.60                     0.61                 0.63                 0.65              0.58
  Period-end
    nonperforming
    assets to period-
    end loans, net of
    unearned income,
    and other real
    estate owned.....            0.57(d)                  1.17(d)              0.66(d)              1.21(d)           0.95(d)


                             1994                   1993
                       ----------------       ----------------

CONSOLIDATED RATIOS:
  Net interest margin
    (fully taxable
    equivalent)......              4.23%              4.52%
  Return on average
    assets...........              1.08               1.11(b)
  Return on average
    common
    stockholders'
    equity...........             15.74              17.26(b)
  Average
    stockholders'
    equity to average
    assets...........              7.33               7.09
  Tier 1 risk-based
    capital ratio....              9.15              10.35
  Total risk-based
    capital ratio....             12.82              14.65
  Period-end reserve
    for credit losses
    to period-end
    loans net of
    unearned income..              3.20               3.76
  Net charge-offs to
    average loans,
    net of unearned
    income...........              0.53               1.33
  Period-end
    nonperforming
    assets to period-
    end loans, net of
    unearned income,
    and other real
    estate owned.....              1.63               2.33

------------------------
(a) Includes impact of the loss on assets held for sale or accelerated disposition ($175 million pre-tax) and merger-related charges ($490 million pre-tax) recorded in 1995. Excluding these special charges, return on average common stockholders' equity and return on average assets would have been 16.55% and 1.29%, respectively, while net income and earnings per share would have been $1,108 million and $3.90, respectively.

(b) Includes impact of cumulative effect of change in accounting method of $53 million in 1993.

(c) Effective January 1, 1994, Fleet adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The standard requires that securities available for sale be reported at fair value, with unrealized gains or losses reflected as a separate component of stockholders' equity. In connection with the adoption of FASB Statement No. 115, Fleet transferred securities netting to $345 million from the held to maturity portfolio to the available for sale portfolio. During the fourth quarter of 1995, Fleet reclassified substantially all of its securities held to maturity to securities available for sale as the FASB permitted a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities.

(d) Excludes $176 million, $253 million, $214 million, $265 million and $317 million of nonperforming assets reclassified to held for sale or accelerated disposition at March 31, 1998 and 1997 and December 31, 1997, 1996 and 1995, respectively. Including such amounts, the ratios would have been .84%, 1.59%, 1.01%, 1.65% and 1.55% at March 31, 1998 and 1997 and December 31,
    1997, 1996 and 1995, respectively.

(e) Includes impact of merger-related charges ($73 million pre-tax, $44 million post-tax) recorded in the three months ended March 31, 1998. Excluding these merger-related charges, return on average common stockholders' equity and return on average assets would have been 18.27% and 1.62%, respectively, while net income and diluted earnings per share would have been $367 million and $1.21, respectively.

                       DESCRIPTION OF SUBORDINATED NOTES

    THE FOLLOWING DESCRIPTION OF THE SUBORDINATED NOTES OFFERED HEREBY (REFERRED TO HEREIN AS THE "SUBORDINATED NOTES" AND IN THE ACCOMPANYING PROSPECTUS AS THE "SUBORDINATED DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE SUBORDINATED DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

    The Subordinated Notes will be issued under an indenture dated as of October 1, 1992, between Fleet and The First National Bank of Chicago, as Trustee (as supplemented by a First Supplemental Indenture dated November 30, 1992, the "Indenture"). The Subordinated Notes will be limited to $250,000,000 million aggregate principal amount and will mature on May 15, 2008. Interest on the Subordinated Notes will be payable at the rate per annum shown on the cover page of this Prospectus Supplement from May 26, 1998, or from the most recent Interest Payment Date to which interest has been paid or provided for, semi-annually on May 15 and November 15 of each year, beginning on November 15, 1998 to the persons in whose names the Subordinated Notes are registered at the close of business one business day prior to the relevant payment date and, in the event the Subordinated Notes are not in book-entry form, the first day of the month in which the relevant payment date occurs. The Subordinated Notes may not be redeemed prior to maturity.

BOOK-ENTRY, DELIVERY AND FORM

    The Subordinated Notes will be issued in the form of fully registered Global Securities. The Global Securities will be deposited with, or on behalf of, the Depository and registered in the name of the Depository's nominee. The Depository currently limits the maximum denomination of any global security to $200,000,000. Therefore, for purposes of this Prospectus Supplement, "Global Security" refers to the Global Securities representing the entire issue of Subordinated Notes offered hereby.

    The Depository has advised as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository holds securities that its participants ("Participants") deposit with the Depository. The Depository also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters named in this Prospectus Supplement), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may own beneficial interests in securities held by the Depository only through Participants or indirect participants. The Rules applicable to the Depository and its Participants are on file with the Commission.

    The Depository has advised that pursuant to procedures established by it (i) upon issuance of the Global Security by Fleet, the Depository will credit the accounts of the Participants designated by the Underwriters with the principal amount of the Subordinated Notes purchased by the Underwriters and (ii) ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to Participants' interests), the Participants and the indirect participants (with respect to the owners of beneficial interests in such Global Security). The laws of some states may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, such persons may be prohibited from purchasing beneficial interests in the Global Security from any beneficial owner or otherwise.

    So long as the Depository's nominee is the registered owner of the Global Security, such nominee for all purposes will be considered the sole owner or holder of the Subordinated Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have any of the Subordinated Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Subordinated Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant and, if applicable, the indirect participant, through which such person owns its interest, to exercise any rights of a holder under the Indenture. Fleet understands that under existing practice, in the event that Fleet requests any action of the holders or a beneficial owner desires to take any action a holder is entitled to take, the Depository would act upon the instructions of, or authorize, the Participant to take such action.

    Principal and interest payments on the Global Security registered in the name of the Depository's nominee will be made to the Depository's nominee as the registered owner of such Global Security. Fleet and the Trustee will treat the person in whose name the Global Security is registered as the owner of such Global Security for the purpose of receiving payment of principal and interest on the Subordinated Notes and for all other purposes whatsoever. None of Fleet, the Trustee, the Paying Agent or the Security Registrar has any responsibility or liability for the payment of principal or interest on the Subordinated Notes to owners of beneficial interests in the Global Security. The Depository has advised that upon receipt of any payment of principal or interest in respect of the Global Security, it will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of the Depository. Payments by Participants and indirect participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

    None of Fleet, the Trustee, the Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Global Security representing all but not part of the Subordinated Notes being offered hereby is exchangeable for Subordinated Notes in definitive form of like tenor and terms if (i) the Depository notifies Fleet that it is unwilling or unable to continue as depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and, in either case, a successor depository is not appointed by Fleet within 90 days of receipt by Fleet of such notice or of Fleet becoming aware of such ineligibility, (ii) Fleet in its discretion at any time determines not to have all of the Subordinated Notes represented by the Global Security and notifies the Trustee thereof, or (iii) an Event of Default has occurred and is continuing with respect to the Subordinated Notes. The Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Subordinated Notes issuable in authorized denominations and registered in such names as the Depository holding such Global Security shall direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Subordinated Note or Subordinated Notes of the same aggregate denomination to be registered in the name of the depository or its nominee or in the name of a successor of the Depository or a nominee of such successor.

    A further description of the Depository's procedures with respect to the Global Security representing the Subordinated Notes is set forth in the Prospectus under "Description of Debt Securities--Global Securities". The Depository has confirmed that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Subordinated Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by Fleet in immediately available funds, so long as the Depository continues to make its Same-Day Funds Settlement System available to Fleet.

    Secondary trading in long-term notes and notes of corporate issuers is generally settled in clearinghouse or next day funds. In contrast, the Subordinated Notes will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Subordinated Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Subordinated Notes.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated May 20, 1998 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), have severally but not jointly agreed to purchase from Fleet the following respective principal amounts of the Subordinated Notes:

                                                                                  PRINCIPAL
                                 UNDERWRITER                                        AMOUNT
------------------------------------------------------------------------------  --------------
Lehman Brothers Inc...........................................................  $  175,000,000
ABN AMRO Incorporated.........................................................      25,000,000
Chase Securities Inc..........................................................      25,000,000
NationsBanc Montgomery Securities LLC.........................................      25,000,000
                                                                                --------------
    Total.....................................................................  $  250,000,000
                                                                                --------------
                                                                                --------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Subordinated Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Underwriters have agreed to reimburse Fleet for certain expenses incurred in connection with the offering of the Subordinated Notes.

    Fleet has been advised by the Underwriters that the Underwriters propose to offer the Subordinated Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of 0.15% of the principal amount per Subordinated Note and the Underwriters and such dealers may allow a discount of 0.075% of such principal amount per Subordinated Note on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

    The Subordinated Notes are a new issue of securities with no established trading market. The Underwriters have advised Fleet that they intend to act as market makers for the Subordinated Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Subordinated Notes.

    Fleet has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

    Certain of the Underwriters and their associates and affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services, including general financing and banking and investment banking services, for, Fleet and its subsidiaries in the ordinary course of business.

    In connection with the offering made hereby, the Underwriters may purchase and sell the Subordinated Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Subordinated Notes, and short positions created by the Underwriters involve the sale by the Underwriters of a greater aggregate principal amount of Subordinated Notes than they are required to purchase from Fleet. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Subordinated Notes sold in the offering may be reclaimed by the Underwriters if such Subordinated Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Subordinated Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                                    EXPERTS

    THIS SECTION REPLACES THE SECTION ENTITLED "EXPERTS" IN THE ACCOMPANYING PROSPECTUS.

    The consolidated financial statements of Fleet contained in Fleet's Current Report on Form 8-K dated May 5, 1998, incorporated by reference herein (and elsewhere in the Registration Statement) have been incorporated by reference herein (and elsewhere in the Registration Statement) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    THIS SECTION REPLACES THE SECTION ENTITLED "LEGAL MATTERS" IN THE ACCOMPANYING PROSPECTUS.

    Certain legal matters in connection with the Subordinated Notes offered hereby will be passed upon for Fleet by Edwards & Angell, LLP, Providence, Rhode Island, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.
V. Duncan Johnson, a partner of Edwards & Angell, is a director of Fleet National Bank, a wholly owned subsidiary of Fleet, and beneficially owns 4,052 shares of Common Stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FLEET OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FLEET SINCE SUCH DATE.

                                 --------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT
                                          PAGE
                                        ---------

Available Information.................        S-2
Incorporation of Certain Documents by
  Reference...........................        S-2
Fleet Financial Group, Inc............        S-4
Recent Transactions...................        S-5
First Quarter Results.................        S-6
Consolidated Ratios of Earnings to
  Fixed Charges.......................        S-7
Use of Proceeds.......................        S-7
Selected Consolidated Financial
  Data................................        S-8
Description of Subordinated Notes.....       S-10
Underwriting..........................       S-13
Experts...............................       S-14
Legal Matters.........................       S-14

              PROSPECTUS
Available Information.................          2
Incorporation of Certain Documents by
  Reference...........................          2
Fleet Financial Group, Inc............          3
Consolidated Ratios of Earnings to
  Fixed Charges.......................          7
Use of Proceeds.......................          7
Description of Debt Securities........          8
Senior Debt Securities................         12
Subordinated Debt Securities..........         15
Description of Warrants...............         19
Plan of Distribution..................         20
Experts...............................         20
Legal Opinions........................         21

                                  $250,000,000

                                FLEET FINANCIAL
                                  GROUP, INC.

                       6 3/8% SUBORDINATED NOTES DUE 2008

                              -------------------

                             PROSPECTUS SUPPLEMENT
                                  MAY 20, 1998

                             ---------------------

                                     [LOGO]

                                LEHMAN BROTHERS
                             ABN AMRO INCORPORATED
                             CHASE SECURITIES INC.
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------